Filed by Gaylord Entertainment Company
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: ResortQuest International, Inc.
Registration Statement No.: 333-108890

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 4, 2003 (the “Merger Agreement”), among Gaylord Entertainment Company (“Gaylord”), GET Merger Sub, Inc. and ResortQuest International, Inc (“ResortQuest”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Gaylord on August 5, 2003, and is incorporated by reference into this filing.

Additional Information About This Information

This communication is not a solicitation of a proxy from any security holder of Gaylord or ResortQuest. Gaylord and ResortQuest filed a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 contains a prospectus, a proxy statement and other documents for the stockholders’ meetings of Gaylord and ResortQuest at which time the proposed transaction will be considered. Gaylord and ResortQuest mailed the proxy statement and prospectus contained in the Form S-4 to their respective stockholders on October 13, 2003. The Form S-4, proxy statement and prospectus contain important information about Gaylord, ResortQuest, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger are available free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Gaylord in connection with the merger are available to investors free of charge by writing to: Gaylord Entertainment Company, One Gaylord Drive, Nashville, Tennessee 37214, Attn: Investor Relations. All documents filed with the SEC by ResortQuest in connection with the merger are available to investors free of charge by writing to: ResortQuest International, Inc., Suite 203, 8955 Highway 98 West, Destin, Florida 32550, Attn: Investor Relations.

Gaylord, ResortQuest, their respective directors and executive officers may be deemed participants in the solicitation of proxies from Gaylord’s stockholders and ResortQuest’s stockholders. Information concerning Gaylord’s directors and certain executive officers and their direct and indirect interests in Gaylord is contained in its proxy statement for its 2003 annual meeting of stockholders. Information concerning ResortQuest’s directors and certain executive officers and their direct and indirect interests in ResortQuest is contained in its proxy statement for its 2003 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger is available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website, Gaylord and ResortQuest using the contact information above.

On November 12, 2003, Gaylord issued a press release that was furnished by Gaylord on Form 8-K. The text of the press release follows.

GAYLORD ENTERTAINMENT COMPANY
COMPLETES PRIVATE PLACEMENT OF SENIOR NOTES

NASHVILLE, TENN. (November 12, 2003) – Gaylord Entertainment Company (NYSE: GET) (the “Company”) today announced the closing of its previously announced offering of $350 million in aggregate principal amount of 8% senior notes due 2013 in an institutional private placement. The Company plans to use the net proceeds of the offering to repay the Company’s subordinated term loan, mezzanine loan and the term loan portion of its 2003 Florida/Texas senior secured credit facility, to repay certain indebtedness of ResortQuest International, Inc. upon consummation of the Company’s proposed acquisition of ResortQuest, and to pay fees and expenses related to the ResortQuest acquisition and the notes offering and the repayment of indebtedness listed above.

The securities have not been registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

The foregoing statements regarding the Company’s intentions with respect to the offering and other transactions described above are forward-looking statements under the Private Securities Litigation Reform Act of 1995, and actual results could vary materially from the statements made. The Company’s ability to complete the transactions described above successfully is subject to various risks, many of which are outside of its control, including prevailing conditions in the capital markets and other risks and uncertainties as detailed from time to time in the reports filed by the Company with the Securities and Exchange Commission.

INVESTOR RELATIONS CONTACTS:	MEDIA CONTACTS:

David Kloeppel, CFO Gaylord Entertainment (615) 316-6101 dkloeppel@gaylordentertainment.com	Jim Brown Gaylord Entertainment (615) 316-6302 jbrown@gaylordentertainment.com

~OR~	~OR~

John Fernquest Sloane & Company (212) 446-1889 jfernquest@sloanepr.com	Dan O’Connor Sloane & Company (212) 446-1865 doconnor@sloanepr.com